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                            April 22, 2021

       John Erhard
       Chief Executive Officer
       ArcLight Clean Transition Corp.
       200 Clarendon Street, 55th Floor
       Boston, Massachusetts 02116

                                                        Re: ArcLight Clean
Transition Corp.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed April 7, 2021
                                                            File No. 333-252674

       Dear Mr. Erhard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-4

       Risk Factors, page 28

   1. We note your response to comment 6. Please revise the introductory paragraph to clarify that all material risks
have been disclosed.
       Risks Related To Proterra's Business Following the Business Combination Defects in the materials or workmanship of our composite bus bodies..., page 29

   2. We note your revisions in response to comment 5. Please disclose whether there has been a material impact on
Proterra.
 John Erhard
FirstName   LastNameJohn
ArcLight Clean   Transition Erhard
                            Corp.
Comapany
April       NameArcLight Clean Transition Corp.
       22, 2021
April 222, 2021 Page 2
Page
FirstName LastName
Item 21. Exhibits and Financial Statement Schedules
5.1 Opinion of Kirkland & Ellis LLP, page II-1

3. Please have counsel remove the assumptions in paragraph 6 of the legal opinion. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No.
         19.
       You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing